UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Primus Telecommunications Group, Incorporated Primus Telecommunications IHC, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

7901 Jones Branch Drive, Suite 900

Address of Principal Executive Office (Street and Number)

McLean, VA 22102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR x or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2011 cannot be filed on or prior to the prescribed May 16, 2011 due date without unreasonable effort and expense. On February 28, 2011, Primus Telecommunications Group, Incorporated, completed the acquisition of Arbinet Corporation and its subsidiaries. As a result of the acquisition, the Registrant did not have sufficient time to finalize its review and preparation of its Quarterly Report on Form 10-Q before the May 16, 2011 deadline in light of complexities surrounding application of purchase accounting guidance.

The Registrant will file the Quarterly Report on Form 10-Q within 5 days of May 16, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James C. Keeley	(703)	902-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 16, 2011, the Registrant issued a press release announcing financial results for the quarter ended March 31, 2011. A copy of the press release was furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated May 16, 2011 (the “Press Release”). Subject to finalizing details associated with the delay described in Part III above, it is anticipated that Primus Telecommunications Group, Incorporated will report in its first quarter 2011 Form 10-Q consolidated: (1) first quarter 2011 net revenue of $223.7 million, up from $193.0 million in the first quarter 2010; (2) first quarter 2011 loss from operations of ($12.3) million, compared to income from operations of $3.0 million for the first quarter of 2010; and (3) such other changes in operating results between the first quarter of 2011 and 2010, as are set forth in the Press Release.

Primus Telecommunications Group, Incorporated Primus Telecommunications IHC, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 17, 2011	By:	/s/ James C. Keeley
James C. Keeley
Acting Chief Financial Officer and Treasurer